Exhibit 99.1

Itaú INVESTOR RELATIONS

CONFERENCE CALL INVITATION

OCTOBER 30, 2018

Itaú Unibanco Holding S.A. (B3: ITUB4 and ITUB3 and NYSE: ITUB) is pleased to invite you to join our **3rd quarter 2018 result conference call**.

To join the event on the internet, please visit: www.itau.com.br/investor-relations. The audio webcast works with any browser and mobile divices (IOS and Android).

On our Investor Relations website, click on the banner and anticipate your registration for the conference call.

TIME

English

09:00 AM (EDT)
10:00 AM (Brasília time)

(1 - 866) 262 - 4553 (toll free from USA)
(1 - 412) 317 - 6029 (other countries)
(55 - 11) 2820 - 4001 or
(55 - 11) 3193 - 1001 (in Brazil)

Portuguese

10:30 AM (EDT)
11:30 AM (Brasília Time)

(55-11) 2820-4001
(55-11) 3193-1001

PRESENTATION

Candido Bracher
President and CEO (Chief Executive Officer)

Caio Ibrahim David
Executive Vice President, CFO (Chief Financial Officer) and CRO (Chief Risk Officer)

Alexsandro Broedel
Group Executive Finance Director and Head of Investor Relations

The conference calls will also be archived in audio format on the same website. To access an audio replay of the conference calls, which will be available until November 5, 2018, dial (55 11) 3193-1012 or (55 11) 2820-4012. Access codes: 4937034# (call in Portuguese) and 7174800# (call in English). On the morning of the conference call, the slide presentation will be available for viewing and downloading. If you have any questions, please contact RIWEb customer service, at (55 11) 3897-0805 or atendimento@riweb.com.br.

Access code: Itaú Unibanco

investor.relations@itau-unibanco.com.br

www.itau.com.br/investor-relations